UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

CENTERRA GOLD INC.

(Exact name of registrant as specified in its charter)

Canada	1040	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1 University Avenue, Suite 1500

Toronto, Ontario

M5J 2P1

416 204-1953

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	CGAU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively “forward-looking statements”). These statements appear in a number of places in this Form 40-F and include statements regarding the Registrant’s intent, or the beliefs or current expectations of the Registrant’s officers and directors. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. When used in this Form 40-F, the words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2021-2023 Outlook and 2021 Guidance, including guidance on production, cost and capital spend in 2021, and the assumptions used in preparing; the impact, if any, of the Kyrgyz State Commission and other investigations, claims and reviews by Kyrgyz regulatory authorities including the State Tax Service on the Kumtor mine; planned exploration in 2021; possible impacts to its operations relating to COVID-19; the Registrant’s expectations regarding having sufficient liquidity for 2021; the Registrant’s expectation regarding having sufficient water at Mount Milligan in the medium term, and its plans for a long term solution; and expectations regarding litigation involving the Registrant.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Registrant, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information.

Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Registrant’s operations in the Kyrgyz Republic, Turkey and Canada; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the Strategic Agreement, including the requirement that it comply at all times with (i) its obligations under the agreement governing the Kumtor Mine including a Restated Investment Agreement, and a Restated Concession Agreement in both cases entered into in June 2009, (ii) allow for the continued operation of the Kumtor Mine by KGC and KOC and (iii) not take any expropriation action against the Kumtor Mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor’s Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to the Registrant; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Registrant, its affiliates or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Registrant; the impact of the delay by relevant government agencies to provide required approvals, expertise and permits; potential impact on the Kumtor Mine of investigations by Kyrgyz Republic agencies or commissions; the impact of constitutional changes in Turkey or the Kyrgyz Republic; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Registrant’s properties that are not known as of the date hereof; the inability of the Registrant and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; the Registrant not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Registrant’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Registrant’s business to the volatility of gold, copper and other mineral prices; the Registrant’s operations are subject to currency fluctuations which may adversely affect the Registrant’s financial position; the use of provisionally-priced sales contracts for production at Mount Milligan; reliance on a few key customers for the gold-copper concentrate at Mount Milligan and at Kumtor there is reliance on Kyrgyzaltyn as the Registrant sells all of its gold doré produced from the Kumtor Mine to Kyrgyzaltyn pursuant to the Restated Gold and Silver Sale Agreement; use of commodity derivatives; the imprecision of the Registrant’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Registrant’s production and cost estimates; the impact of restrictive covenants in the Registrant’s credit facilities which may, among other things, restrict the Registrant from pursuing certain business activities or making distributions from its subsidiaries; the Registrant’s ability to obtain future financing; the impact of global financial conditions; the effect of market conditions on the Registrant’s short-

term investments; the Registrant’s ability to make payments including any payments of principal and interest on the Registrant’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Registrant’s continued ability to successfully manage such matters, including the stability of the pit walls at our operations, the movement of the Davidov Glacier, waste and ice movement and continued performance of the buttress at the Kumtor Mine; the occurrence of further ground movements at our mines; mechanical availability; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); the success of the Registrant’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Registrant’s insurance to mitigate operational risks; mechanical breakdowns; the Registrant’s ability to replace its mineral reserves; the occurrence of any labor unrest or disturbance and the ability of the Registrant to successfully re-negotiate collective agreements when required; the risk that the Registrant’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity in the vicinity of the Registrant’s properties; long lead times required for equipment and supplies given the remote location of some of the Registrant’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Registrant to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Registrant’s ability to accurately predict decommissioning and reclamation costs; the Registrant’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Registrant’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Registrant’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to the Registrant, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of the date of this Form 40-F. The Registrant assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Technical disclosure regarding the Registrant’s properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves (“CIM Definition Standards”).

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies will be required to provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later.

Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Registrant’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.42, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to: (i) one vote per Common Share at all meetings of shareholders, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series; (ii) receive dividends as and when declared by the board of directors of the Registrant; and (iii) participate in any distribution of the Registrant’s net assets upon liquidation, dissolution or winding-up on an equal basis per share but subject to the rights of the holders of preference shares of the Registrant. There are no pre-emptive, redemption, purchase or conversion rights attached to the Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, the Registrant had the following contractual obligations outstanding:

(US$ in millions)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 Years
Kumtor
Reclamation trust fund(1)	$22.0	$6.0	$16.0	$—	$—
Capital equipment(2)	27.3	27.3	—	—	—
Operational supplies	24.1	24.1	—	—	—
Mount Milligan
Operational supplies	1.0	1.0	—	—	—
Leases	13.9	4.3	7.7	1.9	—
Öksüt
Capital equipment(2)	3.0	2.3	0.7	—	—
Operational Supplies	0.5	0.5	—	—	—
Leases	0.7	0.4	0.3	—	—
Kemess Project
Project development	—	—	—	—	—
Corporate and other
Leases	5.9	0.7	1.7	3.5	—

Total contractual obligations	$98.4	$66.6	$26.4	$5.4	$—

(1)

The Registrant’s future estimated decommissioning and reclamation costs for the Kumtor mine are present-valued at $56.5 million to be incurred beyond 2031. The settlement agreement with the Kyrgyz Republic Government requires this restricted cash to be funded at a rate of $6.0 million per year until the Reclamation Trust Fund reaches the total estimated reclamation cost for the Kumtor Project (no less than $69.0 million). The estimated future cost of closure, reclamation and decommissioning of the project are used as the basis for calculating the amount remaining to be deposited in the Reclamation Trust Fund ($69.0 million). On December 31, 2020 the balance in the Reclamation Trust Fund was $47.0 million (2019—$40.9 million), with the remaining $22.0 million to be funded over the life of the mine.

(2)	Excludes trade payables and accrued liabilities.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	Annual Information Form for the year ended December 31, 2020

99.2	Management’s Discussion and Analysis for the year ended December 31, 2020

99.3	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019

99.4	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020

99.5	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2020 and 2019

99.6	Management’s Discussion and Analysis for the three and six months ended June 30, 2020

99.7	Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 and 2019

99.8	Annual Report dated April 3, 2020

99.9	Management’s Discussion and Analysis for the three months ended March 31, 2020

99.10	Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2020 and 2019

99.11	Annual Information Form for the year ended December 31, 2019

99.12	Management’s Discussion and Analysis for the year ended December 31, 2019

99.13	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018

99.14	Technical Report on the Kumtor Mine, Kyrgyz Republic dated February 24, 2021

99.15	Alternative Monthly Report dated November 10, 2020

99.16	Alternative Monthly Report dated June 10, 2020

99.17	Report of voting results with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 1, 2020

99.18	Technical Report on the Mount Milligan Mine North-Central British Columbia dated March 26, 2020

99.19	Management information circular dated March 24, 2020 with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 1, 2020

99.20	Alternative Monthly Report dated January 9, 2020

99.21	Management information circular dated March 26, 2021 with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 11, 2021

99.22	Annual Report dated April 6, 2021

99.23	Consent of KPMG LLP

99.24	Consent of Slobodan Jankovic, P. Geo.

99.25	Consent of Boris Kotlyar, P. Geo.

99.26	Consent of Kevin P.C.J. D’Souza, MEng, ARSM, CEng, FIMMM, FRGS

99.27	Consent of Anna Malevich, P. Eng.

99.28	Consent of Catherine A. Taylor, P. Eng.

99.29	Consent of Mei Shelp, P. Eng.

99.30	Consent of Kumar Sriskandakumar, P. Eng.

Exhibits	Documents

99.31	Consent of Luiz Castro, P. Eng.

99.32	Consent of Esteban Hormazabal, FAIMM

99.33	Consent of Hamish Weatherly, P. Geo.

99.34	Consent of Lukas Arenson, P. Eng.

99.35	Consent of Bruno Borntraeger, P. Eng.

99.36	Consent of Berge Simonian, P. Eng.

99.37	Consent of Christopher Paul Jago, P. Geo.

99.38	Consent of John Fitzgerald, P. Eng.

99.39	Mail card with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 11, 2021

99.40	Form of proxy with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 11, 2021

99.41	Notice of Availability of Meeting Materials with respect to the annual meeting of Centerra Gold Inc. shareholders held on May 11, 2021

99.42	News Release dated March 18, 2021

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTERRA GOLD INC.

/s/ Yousef Rehman
Name:	Yousef Rehman
Title:	VP, General Counsel and Corporate Secretary

Date: April 12, 2021